Filed Pursuant to Rule 424(b)(7)

Registration No. 333-277813

PROSPECTUS SUPPLEMENT NO. 2

(To prospectus dated March 11, 2024 and

prospectus supplement dated April 23, 2026)

Capital One Financial Corporation

10,385,749 Shares

Common Stock

This prospectus supplement amends and supplements the information contained in the prospectus supplement, dated April 23, 2026 (the “initial prospectus supplement”), and the accompanying prospectus, dated March 11, 2024 (together with the initial prospectus supplement, the “prospectus”), relating to the offer and sale from time to time by certain selling security holders of up to 10,385,749 shares of our common stock, $0.01 par value per share (“common stock”), issued in connection with our acquisition of Brex Inc. This prospectus supplement amends and supplements the initial prospectus supplement to, among other things, increase the number of shares of our common stock registered for the offer and sale thereunder from 10,345,906 shares to 10,385,749 shares. Accordingly, all references to 10,345,906 shares of our common stock in the initial prospectus supplement are hereby replaced with 10,385,749 shares of our common stock.

This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the prospectus. This amendment is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any future amendments or supplements thereto.

We are not selling any shares of common stock under this prospectus supplement and we will not receive any proceeds from any sale of shares of common stock by the selling security holders. Our common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “COF.” On June 8, 2026, the last reported sale price of our common stock was $180.39 per share.

Investing in our common stock involves risks. You should review carefully this prospectus supplement, the prospectus, the risks and uncertainties described in the section titled “Risk Factors” beginning on page S-7 of the initial prospectus supplement, as well as our other filings that are incorporated by reference into the prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency or instrumentality.

The date of this prospectus supplement is June 9, 2026.

SELLING SECURITY HOLDERS

The following information is provided to amend and supplement the selling security holders table in the initial prospectus supplement to reflect (i) the pledge (or potential pledge) by certain selling security holders of certain of their shares of common stock described in the initial prospectus supplement to Goldman Sachs Bank USA (“Goldman Sachs Bank”) and (ii) the addition of certain selling security holders to the “All other selling security holders” line. The information set forth in the table below supersedes and replaces the corresponding rows in the selling security holders table in the initial prospectus supplement.

Name of Selling Security Holder	Shares of Common Stock Beneficially Owned Prior to this Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned Upon Completion of this Offering
	Number	Percentage (1)		Number (2)	Percentage (1)(2)
Git Capital Holdings LLC (3) (4)	894,866	*	688,346	206,520	*
Henrique Vasconcelos Dubugras (5) (6)	502,962	*	502,962	—	*
Benjamin Gammell (7) (8)	484,328	*	349,206	135,122	*
All other selling security holders (9) (10) (11)	6,113,951	*	3,723,303	2,390,648	*

*	Less than 1%.
(1)	Based on 616,019,481 shares of our common stock outstanding as of June 8, 2026.
(2)	Assumes the sale of all shares offered by the selling security holders pursuant to this prospectus supplement.
(3)

The sole manager and owner of Git Capital Holdings LLC is Pedro Franceschi, who is an employee of Capital One and was the co-founder, chief executive officer and a director of Brex prior to its acquisition by Capital One. The address of Git Capital Holdings LLC is PO Box 2652, Menlo Park, CA 94026, USA.

(4)

The sole manager and owner of Git Capital Holdings LLC, Pedro Franceschi, may enter into a credit facility with Goldman Sachs Bank (any such facility, the “Franceschi Credit Facility”), pursuant to which Mr. Franceschi would pledge up to 688,346 shares of our common stock that are being offered subject to this prospectus supplement as security for Mr. Franceschi’s obligations under the Franceschi Credit Facility. Upon a default by Mr. Franceschi under the Franceschi Credit Facility, Goldman Sachs Bank, Goldman Sachs & Co. LLC (“Goldman Sachs & Co.”) and/or any affiliate thereof, may be a selling security holder hereunder and may sell the applicable shares of our common stock offered under this prospectus supplement. Goldman Sachs & Co., an affiliate of Goldman Sachs Bank and a U.S. registered broker-dealer, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). To our knowledge and based upon information we received from Goldman Sachs Bank, the shares would be pledged in the ordinary course of business and, as of the date hereof, Goldman Sachs Bank had no agreements or understandings, directly or indirectly, with any person (including any affiliate of Goldman Sachs Bank who is a registered broker-dealer) to distribute the shares.

(5)

Consists of (i) 502,080 shares held by Henrique Vasconcelos Dubugras and (ii) 882 shares held by Ruby Capital Holdings LLC, of which Henrique Vasconcelos Dubugras is the sole owner. Mr. Dubugras was the chairman, and previously served as co-chief executive officer, of Brex prior to its acquisition by Capital One. The address of Mr. Dubugras is PO Box 2652, Dept 1650 Menlo Park, CA 94026 USA.

(6)

Pursuant to a credit facility (the “Dubugras Credit Facility”) by and between Mr. Dubugras and Goldman Sachs Bank, 502,080 shares of our common stock that are being offered subject to this prospectus supplement have been pledged by Mr. Dubugras to Goldman Sachs Bank as security for Mr. Dubugras’ obligations under the Dubugras Credit Facility. Upon a default by Mr. Dubugras under the Dubugras Credit Facility, Goldman Sachs Bank, Goldman Sachs & Co. and/or any affiliate thereof, may be a selling security holder hereunder and may sell the applicable shares of our common stock offered under this prospectus supplement. Goldman Sachs & Co., an affiliate of Goldman Sachs Bank and a U.S. registered broker-dealer, may be deemed to be an “underwriter” within the meaning of the Securities Act. To our knowledge and based upon information we received from Goldman Sachs Bank, the shares were pledged in the ordinary course of business and, at the time of such pledge, Goldman Sachs Bank had no agreements or understandings, directly or indirectly, with any person (including any affiliate of Goldman Sachs Bank who is a registered broker-dealer) to distribute the shares.
(7)

Benjamin Gammell is an employee of Capital One and previously served as chief financial officer and president of Brex prior to its acquisition by Capital One. Mr. Gammell is also a registered representative of Brex Treasury LLC, a registered broker-dealer. Mr. Gammell’s address is 2 Belgrave Ave, San Francisco, CA 94117.

(8)

Mr. Gammell may enter into a credit facility with Goldman Sachs Bank (any such facility, the “Gammell Credit Facility”), pursuant to which Mr. Gammell would pledge up to 349,206 shares of our common stock that are being offered subject to this prospectus supplement as security for Mr. Gammell’s obligations under the Gammell Credit Facility. Upon a default by Mr. Gammell under the Gammell Credit Facility, Goldman Sachs Bank, Goldman Sachs & Co. and/or any affiliate thereof, may be a selling security holder hereunder and may sell the applicable shares of our common stock offered under this prospectus supplement. Goldman Sachs & Co., an affiliate of Goldman Sachs Bank and a U.S. registered broker-dealer, may be deemed to be an “underwriter” within the meaning of the Securities Act. To our knowledge and based upon information we received from Goldman Sachs Bank, the shares would be pledged in the ordinary course of business and, as of the date hereof, Goldman Sachs Bank had no agreements or understandings, directly or indirectly, with any person (including any affiliate of Goldman Sachs Bank who is a registered broker-dealer) to distribute the shares.

(9)

Selling security holders included in this row who have or had any position (including employment positions), office or other material relationship with Brex or its subsidiaries, in each case within the past three years, beneficially owned 557,720 shares of our common stock prior to this offering, representing less than 1% of our outstanding shares of common stock, are offering 405,895 shares of our common stock and will beneficially own 151,825 shares of our common stock upon completion of this offering, representing less than 1% of our outstanding shares of common stock.

(10)

Selling security holders included in this row who are or are affiliated with a registered broker-dealer beneficially owned 570,962 shares of our common stock prior to this offering, representing less than 1% of our outstanding shares of common stock, are offering 419,137 shares of our common stock and will beneficially own 151,825 shares of our common stock upon completion of this offering, representing less than 1% of our outstanding shares of common stock. The shares being offered herein by such selling security holders were acquired in the ordinary course of business, and at the time of acquisition, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(11)

This row includes additional selling security holders who were made known to us based upon written representations from such selling security holders. Other than the inclusion of such additional selling security holders, this row does not reflect any other changes, including any shares of our common stock that may have been sold in the offering since the date of the initial prospectus supplement.